FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Possible Acquisition of a Minority Stake in TPV Technology Limited by

Conditional Third Party Allotment and Possible Conditional Joint

Mandatory Cash Offer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 29, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President Chief Financial Officer

January 29, 2010

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

Possible Acquisition of a Minority Stake in TPV Technology Limited by Conditional Third Party Allotment and Possible Conditional Joint Mandatory Cash Offer

Mitsui & Co., Ltd. (“Mitsui”) (Head Office: Chiyoda-ku, Tokyo, Japan; President and CEO: Masami Iijima), and TPV Technology Limited (“TPV”) (Registered Office: Hamilton, Bermuda; Listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and Singapore Exchange Securities Trading Limited; Chairman and CEO: Jason Hsuan) entered into an agreement pursuant to which Mitsui agreed to subscribe for shares in TPV through a conditional Third Party Allotment (the “TPA”). The TPA is conditional upon the completion of the block trade between an indirect wholly owned subsidiary of China Electronics Corporation (“CEC”) (Head Office: Beijing, China; Chairman: Xiong Qunli) and an existing TPV shareholder (the “Block Trade”). Upon completion of the TPA, Mitsui will hold 10% of TPV on a post-dilution basis.

Upon completion of the Block Trade, in compliance with Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”), Mitsui and CEC (through an indirect wholly owned subsidiary) will make a conditional joint mandatory cash offer (the “Joint Offer”) for all TPV shares not held by the CEC group, Mitsui and parties acting in concert with either of them at the time. Pursuant to the Joint Offer together with CEIEC (H.K.) Limited (“CEIEC (HK)”), an indirect wholly owned subsidiary of CEC, Mitsui will acquire such number of additional shares in TPV which, including the shares allotted by TPV to it pursuant to the TPA, such that brings its aggregate shareholding in TPV is up to 20% in the issued share capital of TPV on a post-dilution basis.

It is the intention of Mitsui and CEC group to maintain the listing of the Company on the Main Board of the HKSE and the Singapore Exchange after the completion of the Offer.

1. Purpose of the Transaction

Mitsui has been a longstanding supplier of LCD modules and related parts to TPV, one of the world’s largest PC monitor and LCD TV original design manufacturers by unit sales and has established an excellent business relationship. The investment by Mitsui into TPV will broaden Mitsui’s geographic reach in the growing LCD TV market. With the support of Mitsui, it is expected that the TPV would gain further access to the increasing outsourcing orders from TV brand holders.

2. Outline of the Transaction

Upon completion of the TPA, Mitsui will hold 10% in the issued ordinary share capital of TPV on a post-dilution basis. Pursuant to the Joint Offer together with CEIEC (HK), Mitsui will acquire such number of additional shares in TPV which, including the shares in TPV acquired through the TPA, to bring its aggregate shareholding in TPV to up to 20% in the issued share capital of TPV on a post-dilution basis.

3. Outline of the TPA

The TPA is conditional upon the completion of the Block Trade.

Class of Subject Shares	Ordinary Shares
Number of Shares to be Subscribed	234,583,614 shares (10% of the post-dilution basis)
Price of shares to be acquired	HK$ 5.20 per share
Total Subscription Amount	HK$1.22 billion, being approximately 14.0 billion yen
Scheduled Completion Date of TPA	Upon completion of the Block Trade

4. Outline of the Joint Offer

Upon completion of the Block Trade, the Joint Offer will be made jointly by CEIEC (HK) and Mitsui. The HKSE is reviewing this transaction. The offer documents which stipulate the details of the Joint Offer will be published in due course and in accordance with the Takeovers Code.

Stock Exchange Market of the Joint Offer	HKSE
Class of Subject Shares	Ordinary Shares
Offer Price	HK$5.20 per share (same as the TPA subscription price)
Target Shares (Voting Rights)	Up to 234,583,613 Shares (10% for Mitsui on a post-dilution basis)
Total Amount	Approximately 14.0 billion yen
Scheduled date of the Public Announcement of the Commencement of the Joint Offer	Upon completion of the Block Trade

CEC group owns 27.2% of TPV and is the largest shareholder of TPV (as of January 29, 2010).

Note 1) Closing of the Joint Offer is conditional upon the receipt of valid acceptances, together with shares already owned by CEC group and Mitsui, which will result in the CEC group and Mitsui together holding 50% or more in the issued share capital of TPV.

Note 2) Target Share (Voting Rights) and Total Amount are assuming that the TPA is completed.

5. Change in the Shareholding of Mitsui in TPV by the Transaction

The Number of Shares before the Transaction (Voting Rights)	0 shares (0%)
The Number of Shares after the Transaction (Voting Rights)	Up to 469,167,227 shares (up to 20% on a post-dilution basis)

Note 3) The number of shares after the transaction consists of 234,583,614 shares to be subscribed by Mitsui pursuant to the TPA and up to 234,583,613 shares to be acquired by Mitsui pursuant to the Joint Offer.

Note 4) Voting rights are calculated based on the total issued shares after the TPA (2,345,836,139 shares).

6. TPV Overview

Company Name	TPV Technology Limited
Main Business	Design and manufacturing of display related products
Establishment	1998
Registered Office	Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda
Representative	CEO: Jason Hsuan
Issued Share Capital	US$21 million
Sales	US$9,247 million (FY December 2008)
Issued Shares	2,111,252,525 shares
Major Shareholders and Ownership (as of January 29, 2010)	CEC group (27.2%), Philips Electronics group (12.5%)
Relationship with Mitsui and TPV (as of January 29, 2010)	Capital relationship: N/A Personnel relationship: N/A Business relationship: Supply of LCD Module and related parts

7. CEC Overview

Company Name	China Electronics Corporation (State Owned Enterprise)
Main Business	Investment and management of 56 subsidiaries (Semiconductor, Hardware and Software related to PC, Communication equipments, Home appliance, Logistics)
Establishment	1989
Head Office	Electronics Tower, 27 Wanshou Rd., Haidian District, Beijing City, PRC
Representative	Chairman: Xiong Qunli
Registered Capital	7,930 million Yuan
Sales	68,562 million Yuan (FY December 2008)

CEIEC (HK), a joint offeror, is a 100% indirectly owned subsidiary of CEC and is a trading company in Hong Kong.

8. Outlook

The detail and the result of the TPA as well as the Joint Offer will be disclosed upon completion of the process.

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7562

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

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